The prosecutors concluded that no crimes were committed on the case of 3G-system procurement Date of events: 2013/09/02 Contents:

1.	Date of occurrence of the event: 2013/09/02

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Cause of occurrence: Taipei District Prosecutors Office concluded that no crimes were committed on the case of 3G-system procurement.

6.	Countermeasures: None.

7.	Any other matters that need to be specified: Please find the press release on the Company's website:

http://www.cht.com.tw/aboutus/messages/msg-130902-171717.html